Exhibit 99.1

Amdocs Limited Reports Record Quarterly Revenue of $927M

Expects Fiscal 2016 Revenue Growth of 2.0-6.0% YoY in Constant

Currency and 1.0-5.0% YoY as Reported

Quarterly Cash Dividend to be Raised From $0.17 to $0.195 Per Share,

Subject to Shareholder Approval at Annual Meeting, February 2016

Key highlights:

•	Fourth fiscal quarter revenue of $927 million, within the $915-$955 million guidance range. Revenue was slightly above the midpoint of expectations, excluding foreign currency movements. Foreign currency movements negatively affected revenue by approximately $9 million relative to the third quarter of fiscal 2015

•	Fourth fiscal quarter diluted non-GAAP EPS of $0.84, in line with the high-end of the $0.79-$0.85 guidance range, excluding amortization of purchased intangible assets and other acquisition-related costs, nonrecurring restructuring charges associated with the acquisition of the Comverse BSS assets, and equity-based compensation expense, net of related tax effects

•	Fourth fiscal quarter non-GAAP operating income of $157 million; non-GAAP operating margin of 16.9%; GAAP operating income of $110 million

•	Diluted GAAP EPS of $0.59 for the fourth fiscal quarter, in line with the high-end of the $0.49-$0.59 guidance range

•	Strong free cash flow of $180 million for the fourth fiscal quarter

•	Repurchased $182 million of ordinary shares during the fourth fiscal quarter

•	Twelve-month backlog of $3.08 billion at the end of the fourth fiscal quarter, up $70 million from the end of the third quarter of fiscal 2015

•	The board of directors approved a $0.17 per share quarterly cash dividend to be paid on January 15, 2016, and, subject to shareholders’ approval at the February 2016 annual general meeting of shareholders, an increase in the quarterly cash dividend to $0.195 per share, anticipated to be paid in April 2016

•	First quarter fiscal 2016 guidance: Expected revenue of approximately $905-$945 million. Expected diluted non-GAAP EPS of approximately $0.82-$0.88, excluding amortization of purchased intangible assets and other acquisition-related costs, and approximately $0.09-$0.10 per share of equity-based compensation expense, net of related tax effects. Expected diluted GAAP EPS of approximately $0.59-$0.67

•	Fiscal 2016 guidance: Expected revenue growth of 2.0-6.0% in constant currency and 1.0-5.0% as reported, including a negative impact from foreign currency movements of approximately 1%, and non-GAAP diluted earnings per share growth of roughly 3.5-7.5%, including the impact of anticipated share repurchase activity over the course of the fiscal year

ST. LOUIS – November 10, 2015 – Amdocs Limited (NASDAQ: DOX) today reported that for its fourth fiscal quarter ended September 30, 2015, revenue was $926.8 million, up 2.1% sequentially from the third fiscal quarter of 2015 and up 2.9% as compared to last year’s fourth fiscal quarter. Fourth fiscal quarter revenue includes a negative impact from foreign currency movements of approximately $9 million relative to the third quarter of fiscal 2015. Net income on a non-GAAP basis was $130.4 million, or $0.84 per diluted share, compared to non-GAAP net income of $124.3 million, or $0.78 per diluted share, in the fourth quarter of fiscal 2014. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, nonrecurring restructuring charges associated with the acquisition of the Comverse BSS assets and equity-based compensation expenses of $39.2 million, net of related tax effects, in the fourth quarter of fiscal 2015 and excludes such amortization and other acquisition-related costs, changes in fair value of certain acquisition-related liabilities and equity-based compensation expenses of $23.8 million, net of related tax effects, in the fourth quarter of fiscal 2014. The Company’s GAAP net income for the fourth quarter of fiscal 2015 was $91.1 million, or $0.59 per diluted share, compared to GAAP net income of $100.5 million, or $0.63 per diluted share, in the prior fiscal year’s fourth quarter.

“We concluded fiscal 2015 with another solid quarter. Revenue was slightly above the mid-point of our expectations after adjusting for the negative impact of foreign currencies, and the quarter included another record contribution in our Rest-of-World markets where we delivered growth of 27% for the full year. As we previously anticipated, uncertainty resulting from customer consolidation activity continued to impact our performance in North America but we remained focused on providing value to our customers while maintaining strict operational execution across the various dimensions of our business. Additionally, our free cash flow was robust and we delivered on our commitment to accelerate our share repurchase activity in the fourth fiscal quarter. Overall, we grew non-GAAP diluted earnings per share by 7% in fiscal 2015, which is consistent with the high-end of our guidance issued at the start of the year,” said Eli Gelman, president and chief executive officer of Amdocs Management Limited.

Gelman continued, “Our win rate was strong across all regions in fiscal 2015 and included several significant new awards in the fourth quarter. We are delighted to announce today that Vodafone UK has selected Amdocs for a major four-year managed BSS/OSS transformation project in support of its enterprise business. Additionally, KT Corporation in Korea has selected Amdocs under a multi-year services agreement for a strategic charging transformation project to consolidate and modernize charging operations across its quad-play lines of business, and Singtel has selected Amdocs for a digital transformation project targeted to deliver a new online care and commerce platform in its key markets of Singapore and Australia. Finally, in North America, we extended our existing managed services arrangement with Bell Canada for five years through 2022 and signed a new agreement with Rogers Communications to service multiple lines of business for three years through 2018.”

Gelman concluded, “Looking into fiscal 2016, we expect to deliver non-GAAP earnings per share growth of 3.5% to 7.5%. This outlook takes into consideration many macro and industry specific risks and unknowns, including uncertainties related to AT&T’s discretionary spending plans, although we cannot predict all possible outcomes. Additionally, we are pleased to announce that our Board has approved an increase in the quarterly cash dividend for the third consecutive year to a new rate of $0.195 per share. The decision reaffirms our commitment to enhance long-term shareholder value, and will represent an improvement of nearly 15% over the current dividend rate if approved by shareholders at the annual meeting in February 2016.”

Financial Discussion of Fourth Fiscal Quarter Results

Free cash flow was $180 million for the quarter, comprised of cash flow from operations of $207 million less $27 million in net capital expenditures and other.

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $3.08 billion at the end of the fourth quarter of fiscal 2015, up $70 million sequentially.

Fiscal Year 2015 Results

For the fiscal year ended September 30, 2015, revenue increased by 2.2% to $3.6 billion. Fiscal 2015 net income on a non-GAAP basis was $529.7 million, or $3.38 per diluted share (excluding amortization of purchased intangible assets and other acquisition-related costs, nonrecurring restructuring charges associated with the acquisition of the Comverse BSS assets, changes in fair value of certain acquisition-related liabilities and equity-based compensation expenses of $83.5 million, net of related tax effects), compared to non-GAAP net income of $509.6 million, or $3.16 per diluted share, in fiscal 2014 (excluding amortization of purchased intangible assets and other acquisition-related costs, changes in fair value of certain acquisition-related liabilities and equity-based compensation expenses of $87.5 million, net of related tax effects). The Company’s GAAP net income in fiscal 2015 was $446.2 million, or $2.85 per diluted share, compared to GAAP net income of $422.1 million, or $2.62 per diluted share, in fiscal 2014.

Financial Outlook

Amdocs expects that revenue for the first quarter of fiscal 2016 will be approximately $905-$945 million. This outlook takes into consideration our expectations regarding macro and industry specific risks and various uncertainties resulting from current and potential customer consolidation activity in North America. However, we remind you that we cannot predict all possible outcomes.

Diluted earnings per share on a non-GAAP basis for the first fiscal quarter is expected to be $0.82-$0.88, excluding amortization of purchased intangible assets and other acquisition-related costs, and approximately $0.09-$0.10 per share of equity-based compensation expense, net of related tax effects. Amdocs estimates GAAP diluted earnings per share for the first fiscal quarter will be $0.59-$0.67.

Quarterly Cash Dividend Program

On November 10, 2015, the Board approved the Company’s next quarterly cash dividend payment of $0.17 per share and set December 31, 2015 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on January 15, 2016. The Board also approved an increase in the Company’s quarterly cash dividend payment to $0.195 per share, which is anticipated to be paid in April 2016, provided that the increase is approved by shareholders at the February 2016 annual general meeting of shareholders.

Conference Call Details

Amdocs will host a conference call on November 10, 2015 at 5:00 p.m. Eastern Time to discuss the Company’s fourth fiscal quarter and fiscal year-end results. To participate, please dial +1 (330) 863-3318, or +1 (855) 870-4313 outside the United States, approximately 15 minutes before the call and enter passcode 48248949. The call will also be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expense, net, non-GAAP income taxes, non-GAAP net income and non-GAAP diluted earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in fair value of certain acquisition-related liabilities;

•	nonrecurring restructuring charges associated with the Comverse acquisition;

•	equity-based compensation expense; and

•	tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expense, net, non-GAAP income taxes, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, nonrecurring restructuring charges associated with the acquisition of the Comverse BSS assets, changes in fair value of certain acquisition-related liabilities, equity-based compensation expense and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of

Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expense, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Amdocs

Amdocs is the market-leader in customer experience software solutions and services for the world’s largest communications, entertainment and media service providers. Our portfolio powers The New World of Customer Experience™, where a wide array of innovative and personalized services are delivered seamlessly to end users, regardless of device or network.

For more than 30 years, Amdocs solutions, which include BSS, OSS, network control and optimization, coupled with our professional and managed services, have accelerated business value for our customers by streamlining complex operating environments, reducing costs and speeding time to market for new products and services.

Amdocs and our more than 24,000 employees serve customers in over 90 countries. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $3.6 billion in fiscal 2015.

Amdocs: Embrace Challenge, Experience Success.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2014 filed on December 8, 2014 and our Forms 6-K furnished for the first quarter of fiscal 2015 on February 9, 2015, for the second quarter of fiscal 2015 on May 11, 2015 and for the third quarter of fiscal 2015 on August 10, 2015.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(in thousands, except per share data)

	Three months ended September 30,		Fiscal year ended September 30,
	2015	2014	2015	2014
Revenue	$926,776	$900,261	$3,643,538	$3,563,637

Operating expenses:
Cost of revenue	603,105	581,601	2,349,488	2,306,892
Research and development	65,900	67,604	254,944	257,896
Selling, general and administrative	111,191	110,056	440,085	445,134
Amortization of purchased intangible assets and other	23,880	14,893	70,073	58,067
Restructuring charges	13,000	—	13,000	—

	817,076	774,154	3,127,590	3,067,989

Operating income	109,700	126,107	515,948	495,648

Interest and other expense, net	1,375	2,038	2,544	6,098

Income before income taxes	108,325	124,069	513,404	489,550

Income taxes	17,195	23,566	67,241	67,428

Net income	$91,130	$100,503	$446,163	$422,122

Basic earnings per share	$0.60	$0.64	$2.89	$2.65

Diluted earnings per share	$0.59	$0.63	$2.85	$2.62

Basic weighted average number of shares outstanding	152,601	157,346	154,423	159,012

Diluted weighted average number of shares outstanding	155,201	159,667	156,809	161,366

Cash dividends declared per share	$0.170	$0.155	$0.665	$0.595

AMDOCS LIMITED

Selected Financial Metrics

(in thousands, except per share data)

	Three months ended September 30,		Fiscal year ended September 30,
	2015	2014	2015	2014
Revenue	$926,776	$900,261	$3,643,538	$3,563,637

Non-GAAP operating income	156,917	151,558	618,675	598,293

Non-GAAP net income	130,353	124,269	529,700	509,602

Non-GAAP diluted earnings per share	$0.84	$0.78	$3.38	$3.16

Diluted weighted average number of shares outstanding	155,201	159,667	156,809	161,366

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Three months ended September 30, 2015
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Restructuring charges	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$603,105	$—	$(3,854)	$—	$—	$599,251
Research and development	65,900	—	(830)	—	—	65,070
Selling, general and administrative	111,191	—	(5,653)	—	—	105,538
Amortization of purchased intangible assets and other	23,880	(23,880)	—	—	—	—
Restructuring charges	13,000	—	—	(13,000)	—	—

Total operating expenses	817,076	(23,880)	(10,337)	(13,000)	—	769,859

Operating income	109,700	23,880	10,337	13,000	—	156,917

Income taxes	17,195	—	—	—	7,994	25,189

Net income	$91,130	$23,880	$10,337	$13,000	$(7,994)	$130,353

	Three months ended September 30, 2014
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in fair value of certain acquisition- related liabilities	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$581,601	$—	$(4,276)	$—	$—	$577,325
Research and development	67,604	—	(914)	—	—	66,690
Selling, general and administrative	110,056	—	(5,368)	—	—	104,688
Amortization of purchased intangible assets and other	14,893	(14,893)	—	—	—	—

Total operating expenses	774,154	(14,893)	(10,558)	—	—	748,703

Operating income	126,107	14,893	10,558	—	—	151,558

Interest and other expense, net	2,038	—	—	(3,921)	—	(1,883)

Income taxes	23,566	—	—	—	5,606	29,172

Net income	$100,503	$14,893	$10,558	$3,921	$(5,606)	$124,269

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Fiscal year ended September 30, 2015
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Restructuring charges	Changes in fair value of certain acquisition- related liabilities	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$2,349,488	$—	$(15,621)	$—	$24,906	$—	$2,358,773
Research and development	254,944	—	(3,400)	—	—	—	251,544
Selling, general and administrative	440,085	—	(25,539)	—	—	—	414,546
Amortization of purchased intangible assets and other	70,073	(70,073)	—	—	—	—	—
Restructuring charges	13,000	—	—	(13,000)	—	—	—

Total operating expenses	3,127,590	(70,073)	(44,560)	(13,000)	24,906	—	3,024,863

Operating income	515,948	70,073	44,560	13,000	(24,906)	—	618,675

Interest and other expense, net	2,544	—	—	—	3,921	—	6,465

Income taxes	67,241	—	—	—	—	15,269	82,510

Net income	$446,163	$70,073	$44,560	$13,000	$(28,827)	$(15,269)	$529,700

	Fiscal year ended September 30, 2014
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in fair value of certain acquisition- related liabilities	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$2,306,892	$—	$(17,496)	$—	$—	$2,289,396
Research and development	257,896	—	(3,599)	—	—	254,297
Selling, general and administrative	445,134	—	(23,483)	—	—	421,651
Amortization of purchased intangible assets and other	58,067	(58,067)	—	—	—	—

Total operating expenses	3,067,989	(58,067)	(44,578)	—	—	2,965,344

Operating income	495,648	58,067	44,578	—	—	598,293

Interest and other expense, net	6,098	—	—	(3,921)	—	2,177

Income taxes	67,428	—	—	—	19,086	86,514

Net income	$422,122	$58,067	$44,578	$3,921	$(19,086)	$509,602

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(in thousands)

	As of
	September 30, 2015	September 30, 2014
ASSETS

Current assets
Cash, cash equivalents and short-term interest-bearing investments	$1,354,012	$1,424,465
Accounts receivable, net, including unbilled of $80,197 and $134,523, respectively	714,784	715,837
Deferred income taxes and taxes receivable	193,207	148,346
Prepaid expenses and other current assets	116,159	135,326

Total current assets	2,378,162	2,423,974

Equipment and leasehold improvements, net	309,320	288,956
Goodwill and other intangible assets, net	2,301,610	2,106,452
Other noncurrent assets	335,560	365,895

Total assets	$5,324,652	$5,185,277

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable, accruals and other	$871,555	$785,548
Short-term financing arrangements	220,000	210,000
Deferred revenue	198,470	156,743
Deferred income taxes and taxes payable	73,478	48,456

Total current liabilities	1,363,503	1,200,747
Other noncurrent liabilities	554,307	588,694
Shareholders’ equity	3,406,842	3,395,836

Total liabilities and shareholders’ equity	$5,324,652	$5,185,277

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(in thousands)

	Fiscal year ended September 30,
	2015	2014
Cash Flow from Operating Activities:
Net income	$446,163	$422,122
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	174,795	162,772
Equity-based compensation expense	44,560	44,578
Deferred income taxes	(26,887)	(6,510)
Excess tax benefit from equity-based compensation	(5,949)	(3,925)
Loss from short-term interest-bearing investments	476	1,023
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	39,829	5,540
Prepaid expenses and other current assets	22,690	(1,769)
Other noncurrent assets	7,406	7,434
Accounts payable, accrued expenses and accrued personnel	63,894	73,949
Deferred revenue	2,434	(1,967)
Income taxes payable	23,474	1,106
Other noncurrent liabilities	(20,263)	4,905

Net cash provided by operating activities	772,622	709,258

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(120,503)	(111,569)
Proceeds from sale of short-term interest-bearing investments	252,818	379,484
Purchase of short-term interest-bearing investments	(250,184)	(389,800)
Net cash paid for acquisitions	(263,193)	(180,540)
Other	1,408	3,872

Net cash used in investing activities	(379,654)	(298,553)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	220,000	210,000
Payments under financing arrangements	(210,000)	(200,000)
Repurchase of shares	(454,020)	(372,014)
Proceeds from employee stock options exercised	78,206	128,125
Payments of dividends	(100,790)	(90,939)
Excess tax benefit from equity-based compensation	5,949	3,925
Other	(9)	(725)

Net cash used in financing activities	(460,664)	(321,628)

Net (decrease) increase in cash and cash equivalents	(67,696)	89,077
Cash and cash equivalents at beginning of period	1,103,269	1,014,192

Cash and cash equivalents at end of period	$1,035,573	$1,103,269

AMDOCS LIMITED

Supplementary Information

(in millions)

	Three months ended
	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014
North America	$626.6	$623.1	$646.7	$659.1	$662.7
Europe	115.3	102.3	97.6	106.9	105.3
Rest of World	184.9	182.5	158.3	140.3	132.3

Total Revenue	$926.8	$907.9	$902.6	$906.3	$900.3

	Three months ended
	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014
Managed Services Revenue	$466.6	$460.6	$448.8	$467.1	$436.4

	Three months ended
	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014
Customer Experience Solutions	$899.4	$883.7	$877.1	$882.4	$871.5
Directory	27.4	24.2	25.5	23.9	28.8

Total Revenue	$926.8	$907.9	$902.6	$906.3	$900.3

	As of
	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014
12-Month Backlog	$3,080	$3,010	$3,000	$3,030	$3,000

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